Exhibit 99.77(c)

ITEM 77C- Matters submitted to a vote of security holders

1.	On May 5, 2015 a Special Meeting of Shareholders of Voya Global Natural Resources Fund, a series of Voya Mutual Funds, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between Voya Global Natural Resources Fund and Voya Global Value Advantage Fund, providing for the reorganization of Voya Global Natural Resources Fund with and into Voya Global Value Advantage Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

Voya Global Natural Resources Fund	1	3,671,880.937	459,887.759	351,299.252	4,483,067.948

The proposal passed.